

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Bernardo Afonso Salomão de Alvarenga
Chief Executive Officer
ENERGY CO OF MINAS GERAIS
Avenida Barbacena, 1200
30190-131 Belo Horizonte
Minas Gerais, Brazil

  Re: ENERGY CO OF MINAS GERAIS
   Form 20-F for the Fiscal Year Ended December 31, 2017
   Filed May 9, 2018
   File No. 001-15224

Dear Mr. Salomão de Alvarenga:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Consumer Products

cc: Mr. Mauricio Fernandes Leonardo Junior, Chief Financial Officer